UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

New Mountain Guardian III BDC, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No.	N/A

1	Names Of Reporting Persons
Teachers’ Retirement Allowances Fund
2	Check the appropriate box if a member of a Group (see instructions):
(a) ☐
(b) ☒
3	Sec Use Only:

4	Citizenship or Place of Organization:
Manitoba, Canada

	5	Sole Voting Power:
		4,800,000 (1)
Number of Shares	6	Shared Voting Power:
Beneficially Owned		0
by Each Reporting	7	Sole Dispositive Power:
Person With		4,800,000
	8	Shared Dispositive Power:
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,800,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row 9
5.2%(2)
12	Type of reporting person (See Instructions)
Non-U.S. Institution - FI

1            Consists of 4,800,000 limited liability company units of the Issuer (“LLC Units”) beneficially owned by the Reporting Person as of December 31, 2021. See also Item 4.

2            Based on the quotient obtained by dividing (a) the number of LLC Units beneficially owned by the Reporting Person as set out in Row 9 by (b) the sum of (i) 68,943,916 limited liability company units outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2021; and (ii) 22,981,305 LLC Units that were sold in connection with a capital drawdown by the Issuer on December 1, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on December 6, 2021.

Item 1

(a).	Name of Issuer: New Mountain Guardian III BDC, L.L.C. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 1633 Broadway, 48th Floor, New York, NY 10019

Item 2

(a)	Name of Person Filing: Teachers’ Retirement Allowances Fund

(b)	Address of Principal Business Office or, if None, Residence: 330-25 Forks Market Road, Winnipeg, MB R3C 4S8

(c)	Citizenship: Created by statute in Manitoba, Canada

(d)	Title and Class of Securities: LLC Units

(e)	CUSIP No.: N/A

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.		Ownership

(a)		Amount Beneficially Owned: 4,800,000

(b)		Percent of Class: 5.2%

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 4,800,000

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 4,800,000

	(iv)	Shared power to dispose or to direct the disposition of: Not applicable

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Teachers’ Retirement Allowances Fund

Date: February 3, 2022

/s/ Kaely Zettel
Kaely Zettel
General Counsel & Corporate Secretary